MAIL STOP 03-06
	October 20, 2004

Elias Vamvakas, Chief Executive Officer
OccuLogix, Inc.
5280 Solar Drive, Suite 100
Mississauga, Ontario
Canada L4W 5M8

	RE:	OccuLogix, Inc.
		Registration Statement on Form S-1, Amendment No. 1 Commission File No. 333-118204
		Filed on October 7, 2004

Dear Mr. Vamvakas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to prior comment 7. Please discuss in an appropriate location in the filing the fact that certain newspaper reports contain erroneous information regarding the timing of the introduction of your treatment and that potential investors should not rely on the reported projections.

Prospectus Summary - Page 1
2. We note that the clinical trial data is from late 2001. Since the trial has continued for almost three more years, update this paragraph to clarify whether subsequent results are consistent with those described here. We note you plan to complete enrollment and submit additional data to the FDA before the end of 2004. While we understand that you may not have all the information completed yet, you should be able to provide some updated disclosure on the results you have seen to date and explain how they compare to the 2001 clinical trial data.
3. For the patients who improved to meet the 20/40 standard, quantify how much "worse than legal driving vision" they were at the beginning of the clinical trial.
4. We note the additional disclosure regarding the agreement with Rheo Therapeutics, Inc. Expand the business section to discuss the material terms of the agreement, and file it as an exhibit. Confirm that there is no affiliation between this entity and the registrant and/or any of its affiliates.
5. We reissue comment 13 since your response was not complete. Describe the extent of the affiliation of the registrant with TLC Vision Corporation, including the common directors of the two companies, the equity ownership of your CEO in TLC Vision, and others.
6. We note your response to prior comment 17. Please state here that your marketing activities have been limited to identifying whom you will choose to market upon obtaining FDA approval and that you are not in negotiation with any U.S. health care service providers to supply your product or to license your treatment.
7. We reissue comment 16. The benefits you list on page 3 and elsewhere should be balanced with the disadvantages. For example, we note that individuals had to meet certain specific criteria in order to participate in clinical trials. The first bullet implies that everyone with dry AMD is a potential patient. The second bullet should make clear that you did not follow patients in the clinical trial beyond one year. These are just a few examples-apply the comment to each bullet.
8. We note your response to comment 21. Expand to state the number of patients treated in Canada to date.
9. We note your response to comment 23. Also disclose their equity interests in TLC Vision.

The Offering - Page 6
10. In an appropriate location in the filing, explain in reasonable detail how you determined the number of shares to issue to TLC Vision for its interest in OccuLogix, L.P., particularly in view of the related party relationship. If you obtained an independent appraisal, describe it and provide it supplementally.

Risk Factors
11. We note your response to comment 25 and reissue the comment. In the beginning of this section, please add a risk factor disclosing that your auditor raised substantial doubt about your ability to continue as a going concern. Also, provide your most recent working capital and shareholder equity figures.

We do not know whether we will be able to increase our revenues -
Page 9
12. Expand the caption to make clear that all revenues since July
2002 have been derived from sales to a related party.

Our suppliers may not have sufficient manufacturing capacity - Page
14
13. Expand this risk factor to disclose that you plan to use $12.5 million to $13.5 million of the net proceeds to stockpile inventory of components from Asahi, even though you do not intend to market the product commercially until late 2006, at the earliest. Also discuss the related excess inventory risks described on page 47. Given the advance notice you have, discuss in the business section why you are not seeking an alternative supplier when Asahi Medical can no longer supply the filters you need.

Conflicts of interest - Page 17
14. Disclose the extent to which the named individuals have equity or other financial interests in TLC Vision.
15. Add a separate risk factor to disclose that the registrant has entered into a number of related party transactions with suppliers, creditors, shareholders, and other parties, and briefly describe them.
16. Add a separate risk factor to disclose the financial impact on future operations from the stock options you issued in late 2003, and disclose the number issued to insiders and the option exercise price.
17. Add a separate risk factor to discuss the fact that several of your directors and management team members have been with the registrant for only a short time.

Unaudited Pro Forma Condensed Consolidated Financial Data - Page 27
18. Revise the introductory paragraphs to specifically tell investors that the information provided here is a summary and to refer them to the detailed information on pages F-51 through F-59.
19. The pro forma financial information tabular presentation is not complete. Please revise to complete the information. This comment applies also to the detailed pro forma information found on pages F-51 through F-53.
20. Revise your pro forma information to disclose Pro Forma Loss Per Share data and the number of basic and diluted shares assumed outstanding.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - Page 29

Results of Operations - Page 31
21. We note the revised disclosure on pages 31 and 32 in response to prior comment 43. Please consider moving your discussion of the significant changes to components of working capital to appear under the caption Liquidity and Capital Resources to better explain cash flows from operations.
22. We reissue prior comment 46. Please break down "general and administrative expenses" in more detailed items and quantify them in the six-month and year-end comparisons.
23. At the top of page 31, state how many employees and how many employees and directors received stock options.
24. Please clarify if the total cost of stock options granted to employees in 2003 was $3,078,462 or if the amount expensed or amortized during the first six months of 2004 was $3,078,462.
Discuss the trend of the stock options grants in the future.
25. Respond to comment 47 by identifying the individuals and quantify the number of shares to each on page 31.
26. Refer to prior comment 48. Please discuss the level of clinical and regulatory spending in the future.

Liquidity and Capital Resources - Page 33
27. Refer to prior comment 53. It is still unclear if your purchase order placed with Asahi Medical in July 2004 was made as part of the commitment described in the distribution agreement entered in January 2002. Please clarify.

Recent Developments - Page 38
28. Revise the recent developments section to include a disclosure of how the events contemplated in the reorganization would have impacted your results in fiscal 2003 and the 2004 interim period, had they occurred at the beginning of these periods. As much as possible, highlight the material differences between your historical results and the pro forma summary provided on page 28.

Business - Page 40

Overview - Page 40
29. We note you received Health Protection Branch approval in Canada in 2003 and began limited commercialization of your RHEO system that year. Please describe what this approval allows you to do in Canada. Disclose whether you need further government approval or clearance in order to fully commercialize your product and therapy.
30. Please define CE Mark approval.

Our History and Major Relationships - Page 41
31. Refer to prior comment 55. We note that you have subsidiaries other than OccuLogix, LP, such as OccuLogix Holding, Inc., OccuLogix Management, Inc., and OccuLogix LLC. Please briefly describe their business and your affiliation to them.
32. In view of the complexity of your corporate structure over the years, include charts to explain the relationships and ownership interests of all the related parties pre-and post reorganization and after the IPO. Explain the business purposes for structuring your organization the way you have in the past.
33. On pages 2 and 4, you state that you have exclusive rights to commercialize the RHEO System for ophthalmic uses or for use in treating AMD in North America and the Caribbean. On page 41, however, you state that you licensed your rights for RHEO System to Rheogenx BioSciences Corporation for non-ophthalmic uses. Please reconcile how you could license rights for non-ophthalmic uses while you only possessed rights for ophthalmic uses. Describe the terms of the licensing agreement and name stockholder who created Rheogenx BioSciences.
34. Please disclose that Apheresis Technologies, Inc. was spun off from you in 2002 and name the persons controlling the company.

Clinical Studies - Page 49
35. We note your response to prior comment 29. Please describe the major terms of the agreement with Promedica International, including the compensation you agreed to pay, and file it as an exhibit.

Reorganization - Page 59
36. In the second paragraph, clarify whether any subsidiary incorporated to carry on the Canadian business will be wholly owned by the registrant.

Management - Page 60

Option Grant to Chairman - Page 65
37. State the option exercise price for the options and disclose when they become exercisable.

Certain Relationships and Related Party Transactions - Page 70
38. Please describe the consulting agreement with Mr. Hans Stock in the manner required by Item 404 of Regulation S-K. See F-19.
39. Also discuss New Apheresis Technologies, and identify the "certain stockholders of the Company who control it" and the amounts paid to it for the various purposes, as noted on page F-20.
40. We note the disclosure regarding a consultancy and non-competition agreement described on page F-21. Supplementally identify the related party, and discuss here, or explain why you believe no disclosure is necessary.
41. We note the disclosure on page F-25. Supplementally advise who makes up the entity "created with the same investor group as the Company." Specifically identify any individuals who are affiliates of this registrant. Identify the executive referred in to footnote, also. We may have further comments.

Financial Statements of OccuLogix, Inc. - Page F-2

Note 2. Significant Accounting Policies - Page F-8

Revenue Recognition - Page F-8
42. We note your supplemental response to prior comment 93 and the related revisions. To provide greater understanding for investors, please consider revising your disclosure to include the more salient points of your supplemental response.
43. We see in Note 4 to the Occulogix L.P. financial statements on page F-49 that the Partnership acquires all of its products from you at cost pursuant to the sales agreement. If true, please explain why your cost of sales would not be the same as your revenues. Revise the filings to clearly disclose all components of revenue.
44. Revise the statement of operations to label all revenues earned from the Partnership as related party on the face of the statement.

Note 5.  Investment in Partnership - Page F-15
45. We note your response to comment 95. Please revise the second paragraph on page F-15 to disclose your reasons for using the equity method to account for your interest in the Partnership.
46. In light of the fact that the Partnership is your primary customer and RHEO Clinic Inc. is the Partnership`s primary customer, tell us and revise this note and the Related Party Transactions notes on pages F-18 and F-49 to disclose the amount of RHEO Clinics revenues that were earned from sales of the RHEO systems to independent third parties. Disclose a similar measure in your Business and MD&A discussions.

Financial Statements of Occulogix L.P. - Page F-41
47. Revise the statement of operations to separately present and label all revenues and the related cost of sales earned from the RHEO Clinic Inc. as related party transactions on the face of the statement.

Pro Forma Information of OccuLogix, Inc. - Page F-51
48. We recognize your revision in response to prior comment 100. However, we re-issue our comment. As requested, please provide an introductory paragraph to the pro formas that clearly outlines the information you are presenting, including a clear description of the transactions and the date at which you assume the transactions occur for each of the pro forma statements of operations and the pro forma balance sheet. These introductory paragraphs should appear just prior to the presentation of the actual pro forma financial statements.
49. We are re-issuing prior comment 101. Please complete the pro forma adjustments.

Part II

Recent Sales of Unregistered Securities - Page II-1
50. We have reviewed the schedule you provided in response to prior comment 102, but the information is unclear, especially for the awards granted in 2004.
a) Please revise to clarify in each instance whether you granted options or warrants, or issued common stock or preferred stock for cash, upon the exercise of warrants or options, as consideration for services or as part of a debt or preferred stock conversion.
b) In addition to providing the exercise price, include the estimated fair value at grant date and the amount of any compensation expense or unearned compensation you recorded.
c) For stock or stock based awards granted to non-employees, indicate whether you recorded the fair value of the services or the fair value of the equity instrument and, if so, how you determined that value - e.g., option-pricing model.
d) Tell us when you began holding discussions with your underwriters.
e) We will not conclude our evaluation of your response until you have included an offering price in the filing.
51. For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in Note 13 to your financial statements:
a) For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option.
b) Whether the valuation was contemporaneous or retrospective.
c) If the valuation specialist was a related party, please disclose that fact.
52. Since your valuation was retrospective, we believe that these disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:
a) The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.
b) Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.
c) Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.
d) Disclose the valuation method used and the reasons why you choose that method.

*   *   *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 942-2812 or Martin James, Senior Assistant Chief Accountant, at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters. Please contact S. Richard Lee at (202) 942-2854 or the undersigned at
(202) 942-1880 with any other questions.


				Sincerely,



				Peggy Fisher
				Assistant Director

cc: 	Andrew J. Beck, Esq.
	Torys LLP
	(fax: 212-682-0200)

	Marjorie Sybul Adams, Esq.
	Piper Rudnick LLP
	(fax: 212-884-8517)
OccuLogix, Inc.
October 20, 2004
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